FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated March 26, 2021

Item 1

Banco Santander to offer to acquire the outstanding minority shareholdings in Santander México

•	The bank will offer Santander México’s minority shareholders the opportunity to sell their shares at a premium, increasing the bank’s exposure to a core market with strong long-term fundamentals. Acquiring the full 8.3% outstanding stake would require total consideration of c.€550 million[1].

•	Santander will report today at its annual general meeting that the business has remained strong in the first quarter of 2021, with revenues in line with the fourth quarter of 2020. As a result, the bank now expects to achieve an underlying return on tangible equity (RoTE) of c.10% by the end of 2021.

•	The bank will also report today that the board’s intention is to restore a shareholder remuneration policy of 40-50% of the group’s underlying profit. For that reason, the bank is accruing throughout the year the proportional amount of capital required to execute this policy once supervisors allow.

•	Finally, Santander has also appointed Andreas Dombret to the bank’s international advisory board.

Madrid, 26 March 2021 - PRESS RELEASE

Banco Santander announced today that it intends to make a cash offer to repurchase the outstanding shares of Santander México that it does not already own, which represent c.8.3% of its Mexican subsidiary’s share capital. The expected price for those shareholders who accept the offer would be 24 Mexican pesos for every share of Santander México (and its equivalent for every American Depositary Share), which represents a 24.3% premium on the closing market price on 25 March 2021 and a 23.6% premium over the last 30 trading days’ volume weighted average price. Acquiring the full 8.3% outstanding stake would require total consideration of c.€550 million1.

The offer is attractive for shareholders of both Santander México and Banco Santander. Santander México shareholders will receive a price broadly in line with consensus target price for the next 12 months, as well as allowing them to divest a low-liquidity stock with. The transaction is also beneficial for shareholders of Banco Santander, as it increases the group’s growth profile, as well as its capacity to generate capital. It is also consistent with the bank’s strategy to deploy capital in high growth markets. Mexico is a core market for the group with attractive long-term fundamentals.

The transaction is expected to have a return on invested capital (ROIC) of c.14% and improve Banco Santander’s earnings per share (EPS) by 0.8% in 2023. It will increase the group’s capacity for organic capital generation and be neutral in terms of tangible net asset value (TNAV) per share. The acquisition of the outstanding shares would reduce the group’s CET1 ratio by c.8 basis points2. As of 31 December 2020, the group’s CET1 capital ratio was 12.34%, above its target range of 11-12%.

1 Estimated valuation based on total shares owned by minority shareholders of 561.4 million valued at 24 Mexican pesos per share, with an exchange rate of 24.66 Mexican pesos per euro.

2 All the impacts indicated in this paragraph assume 100% acceptance of the offer.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

The transaction is expected to be completed in the second or third quarter of 2021. Commencement of the offer and the offer itself will be subject to customary conditions, including regulatory authorizations, as well as the approval of the delisting of the Santander México shares from the Mexican Stock Exchange. The delisting will require the affirmative vote of at least 95% of the capital stock of Santander México in an extraordinary shareholders’ meeting. Banco Santander currently owns 91.7% of Santander México.

Q1 performance and 2021 group dividend

In addition, at Banco Santander’s annual general meeting, which is to be held today at 12.00 pm CET, the bank will report that in the first quarter of 2021 the business has remained strong, with revenues in line with the fourth quarter of 2020. In Europe, the bank is delivering savings that improve the efficiency ratio at group level. The cost of risk continues to trend downwards as anticipated in the bank’s annual results presentation last month. As a result, the bank now expects to achieve an underlying return on tangible equity (RoTE) of c.10% by the end of 2021.

The bank will also report today that the board’s intention is to restore a shareholder remuneration policy of 40-50% of the group’s underlying profit. For that reason, the bank is accruing throughout the year the proportional amount of capital required to execute this policy once supervisors allow.

International advisory board

The group board has also decided to appoint Andreas Dombret as a member of the bank’s international advisory board. Mr Dombret brings significant expertise in financial services, central banking and bank regulation, further strengthening the caliber and quality of the advisory board. He served as a board member of Deutsche Bundesbank from 2010 to 2018 and as a supervisory board member of the European Central Bank from 2014 to 2018. Previously, he was vice chairman of Bank of America in Europe and held senior positions with Rothschild, JPMorgan and Deutsche Bank.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any common stock (including any American Depositary Share representing any common stock) or other securities. If and at the time a tender offer is commenced, Banco Santander (and/or one or more of its affiliates, as applicable) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Santander Mexico will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Banco Santander intends to mail these documents to Santander Mexico shareholders. Banco Santander will also file before the Comisión Nacional Bancaria y de Valores (“CNBV”) an informative brochure in connection with the transaction and the prospective offer as required under applicable law.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CNBV REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by Banco Santander and Santander Mexico, may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov and through the CNBV´s website at www.cnbv.gob.mx. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require Banco Santander or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” as per the meaning of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words like expect, project, anticipate, should, intend, probability, risk, target, goal, objective, estimate, future and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Banco Santander or Santander Mexico or their respective affiliates, including as a result of the implementation of the transactions described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from expectations. Risks and uncertainties include, among other things, risks related to the tender offer, including uncertainties as to how many of Santander Mexico shareholders will tender their shares in the tender offer; general economic or industry conditions of areas where Banco Santander or Santander Mexico have significant operations or investments (such as a worse economic environment; higher volatility in capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the covid-19 pandemic on the global economy); exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); potential losses from early repayments on loan and investment portfolios, declines in value of collateral securing loan portfolios, and counterparty risk; political stability in Spain, the United Kingdom, other European countries, Latin America and the US; changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; the ability to integrate successfully acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and changes in access to liquidity and funding on acceptable terms, in particular if resulting from credit spread shifts or downgrades in credit ratings; and other risks and uncertainties discussed in (i) Santander Mexico’s filings with the SEC, including the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of Santander Mexico’s most recent annual report on Form 20-F and (ii) Banco Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Banco Santander’s most recent annual report on Form 20-F. You can obtain copies of Banco Santander’s and Santander Mexico’s filings with the SEC for free at the SEC’s website (www.sec.gov). Other factors that may cause actual results to differ materially include those that will be set forth in the Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other tender offer documents filed by Banco Santander and Santander Mexico. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Our forward-looking statements speak only as at date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 26, 2021	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer